

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 23, 2008

Mr. Paul A. Smith
Senior Vice President, Finance and Administration, and Treasurer
Imperial Oil Limited
237 Fourth Avenue, S.W.
Calgary, AB Canada T2P 3M9

> **Re: Imperial Oil Limited**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 0-12014**
> **Response Letter Dated June 20, 2008**

Dear Mr. Smith:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director